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                              June 16, 2021

       Michael Tattersfield
       Chief Executive Officer
       Krispy Kreme HoldCo, Inc.
       2116 Hawkins Street
       Charlotte, North Carolina 28203

                                                        Re: Krispy Kreme, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed on June 1,
2021
                                                            File No. 333-256664

       Dear Mr. Tattersfield:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 Filed on June 1, 2021

       Summary Historical Consolidated Financial Information
       Other Financial Data, Key Performance Indicators and Non-GAAP Measures, page 24

   1. We note your response and related revisions to comment 1. Given your historical experience as well as
your current growth strategy, it appears that pre-opening costs are normal, recurring costs
of your operations. Please remove this adjustment from your non-
                                                        GAAP financial
measures.
   2. We note your response and related revisions to comment 2. Please explain, quantify and clarify further the
adjustments for uncertain tax positions, and acquisition and integration expenses. For example,
it is unclear how the uncertain tax position from a related party transaction is not
related to your business.
 Michael Tattersfield
Krispy Kreme HoldCo, Inc.
June 16, 2021
Page 2
Certain Relationships and Related Party Transactions, page 143

3. Please revise to describe the material terms of the Investors' Rights Agreement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Stephen Kim at 202-551-3291or Adam Phippen at 202-551-3336 if you
have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry at 202-551-3621 or Lilyanna Peyser at 202-551-3222 with any other questions.



FirstName LastNameMichael Tattersfield                        Sincerely,
Comapany NameKrispy Kreme HoldCo, Inc.
                                                              Division of
Corporation Finance
June 16, 2021 Page 2                                          Office of Trade &
Services
FirstName LastName